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Exhibit 99.1

                    Sprott
                    Physical Silver
                    Trust

                    Unaudited interim financial statements

                    JUNE 30,
                    2012

Table of Contents

Management Report on Fund Performance	2
Interim Financial Statements	6

Sprott Physical Silver Trust	June 30, 2012

Management Report of Fund Performance*

Investment Objective and Strategies

Sprott Physical Silver Trust (the "Trust") is a closed-end mutual fund trust organized under the laws of the Province of Ontario, Canada, created to invest and hold substantially all of its assets in physical silver bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical silver bullion without the inconvenience that is typical of a direct investment in physical silver bullion. The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical silver bullion and does not speculate with regard to short-term changes in silver prices.

The units of the Trust are listed on the New York Stock Exchange ("NYSE") Arca and the Toronto Stock Exchange ("TSX") under the symbols "PSLV" and "PHS.U", respectively.

Risks

The risks of investing in the Trust are detailed in the Trust's annual information form dated March 30, 2012. There have been no material changes to the Trust since inception that affected the overall level of risk. The principal risks associated with investing in the Trust are the price of silver, the net asset value and/or the market price of the units, the purchase, transport, insurance and storage of physical silver bullion, liabilities of the Trust, and redemption of units.

Results of Operations

During the period from January 1, 2012 to June 30, 2012, the Trust issued 26,450,000 units for gross proceeds of $349,140,000 and net proceeds of $334,858,400 after fees and expenses. The trust also redeemed 80,965 units for cash at a cost of $1,007,435 during this period.

The value of the net assets of the Trust as of June 30, 2012 was $912 million or $10.88 per unit, compared to $621.4 million or $10.81 per unit per unit as at December 31, 2011, the Trust's most recent fiscal year end. The Trust held 32,878,296 ounces of physical silver bullion as of June 30, 2012, compared to 22,298,540 as of December 31, 2011. As at June 30, 2012, the spot price of silver was $27.48 an ounce compared to a price of $27.84 an ounce as at December 31, 2011.

For the period from April 1, 2012 to June 30, 2012, total unrealized losses on physical silver bullion amounted to $157.5 million compared to unrealized losses of $66.3 million during the same period in 2011. For the period from January 1, 2012 to June 30, 2012, total unrealized losses on physical silver bullion amounted to $39.5 million compared to unrealized gains of $84.1 million during the same period in 2011.

The Trust's net asset value per unit on June 30, 2012 was $10.88. The units closed at $11.63 on the NYSE Arca and $11.66 on the TSX on June 29, 2012 (the last trading day of the period) compared to closing prices of $13.43 on the NYSE Arca and $13.55 on the TSX on December 30, 2011 (the last day of trading of 2011). The units are denominated in U.S. dollars on both exchanges. During the period from January 1, 2012 to June 30, 2012, the Trust's units traded on the NYSE Arca at an average premium to net asset value of approximately 8.6%.

*
In this report, net asset value ("NAV") refers to the value of the Trust as calculated for transaction purposes, whereas net assets is used for financial statement purposes. All references to currencies in this report are in United States Dollars, unless stated otherwise.

The interim management report of fund performance is an analysis and explanation that is designed to complement and supplement an investment fund's financial statements. This report contains financial highlights but does not contain the complete interim financial statements of the investment fund. A copy of the interim financial statements has been included separately within the Report to Unitholders. You can also get a copy of the interim financial statements at your request, and at no cost, by calling 1-866-299-9906, by visiting our website at www.sprottphysicalsilvertrust.com or SEDAR at www.sedar.com or by writing to us at: Sprott Asset Management LP, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, P.O. Box 27, Toronto, Ontario M5J 2J1. Securityholders may also contact us using one of these methods to request a copy of the investment fund's proxy voting policies and procedures, proxy voting disclosure record or quarterly portfolio disclosure.

Related Party Transactions

MANAGEMENT FEES

The Trust pays the Manager, Sprott Asset Management LP, a monthly management fee equal to 1/12 of 0.45% of the value of the net assets of the Trust (determined in accordance with the trust agreement), plus any applicable Canadian taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month. For the period from April 1, 2012 to June 30, 2012, the Trust incurred management fees of $1,100,455 (not including applicable Canadian taxes) compared to $969,631 for the same period in 2011. For the period from January 1, 2012 to June 30, 2012, the Trust incurred management fees of $2,235,872 (not including applicable Canadian taxes) compared to $1,762,613 for the same period in 2011.

OPERATING EXPENSES

The Trust pays its own operating expenses, which include, but are not limited to, audit, legal, trustee fees, unitholder reporting expenses, general and administrative fees, filing and listing fees payable to applicable securities regulatory authorities and stock exchanges, storage fees for the physical silver bullion, costs incurred in connection with the Trust's continuous disclosure public filing requirements and investor relations and any expenses associated with the implementation and on-going operation of the Independent Review Committee of the Trust. Operating expenses for the period from April 1, 2012 to June 30, 2012 amounted to $660,460 (not including applicable Canadian taxes) compared to $229,825 for the same period in 2011. Operating expenses for the period from January 1, 2012 to June 30, 2012 amounted to $965,633 (not including applicable Canadian taxes) compared to $527,686 for the same period in 2011. The increase in expenses was primarily due to higher legal, audit and listing fees over these periods, as well as an increase in the bullion storage fees associated with the higher volume of physical bullion held by the Trust. Operating expenses for the period from April 1, 2012 to June 30, 2012 amounted to 0.28% of the average net assets during the period on an annualized basis, compared to 0.12% for the same period in 2011. Operating expenses for the period from January 1, 2012 to June 30, 2012 amounted to 0.20% of the average net assets during the period on an annualized basis, compared to 0.14% for the same period in 2011.

Sprott Physical Silver Trust	June 30, 2012

Financial Highlights

The following tables show selected key financial information about the Trust and are intended to help you understand the Trust's financial performance for the three and six-month periods ended June 30, 2012 and for the year ended December 31, 2011.

Net assets per unit1

	For the three months ended June 30, 2012 $	For the six months ended June 30, 2012 $	For the year ended December 31, 2011 $

Net assets per Unit, beginning of period	12.78	10.81	12.09

Increase (decrease) from operations[2]:
Total revenue	–	–	–
Total expenses	(0.02)	(0.04)	(0.09)
Realized gains (losses) for the period	–	–	–
Unrealized gains (losses) for the period	(1.88)	(0.49)	(1.19)

Total increase (decrease) from operations	(1.90)	(0.53)	(1.28)

Net assets per Unit, end of period	10.88	10.88	10.81

1
This information is derived from the Trust's interim and audited annual financial statements.
2
Net assets per unit is calculated based on the actual number of units outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of units outstanding over the period shown. This table is not intended to be a reconciliation of the beginning to ending net assets per unit.

Ratios and Supplemental Data

	June 30, 2012		December 31, 2011

Total net asset value (000's)[1]	$912,289		$621,428
Number of Units outstanding[1]	83,866,125		57,497,090
Management expense ratio[2]	0.70%		0.66%
Trading expense ratio[3]	nil		nil
Portfolio turnover rate[4]	nil		nil
Net asset value per Unit	$10.88		$10.81
Closing market price – NYSE Arca	$11.63	[5]	$13.43 [5]
Closing market price – TSX	$11.66	[5]	$13.55 [5]

This information is provided as at the date shown, as applicable.

Management expense ratio ("MER") for the year is based on total expenses (including applicable Canadian taxes and excluding commissions and other portfolio transaction costs) for the stated period and is expressed as an annualized percentage of daily average net asset value during the period from January 1, 2012 to June 30, 2012.

The trading expense ratio represents total commissions and other portfolio transaction costs expressed as an annualized percentage of daily average net asset value during the period shown. Since there are no direct trading costs associated with physical bullion trades, the trading expense ratio is nil.
4
The Trust's portfolio turnover rate indicates how actively the Trust's portfolio adviser trades its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Trust buying and selling all of the securities in its portfolio once in the course of the year. The higher the Trust's portfolio turnover rate in a year, the greater the chance of an investor receiving taxable capital gains in the year. There is not necessarily a relationship between a high turnover rate and the performance of the Trust.
5
The last trading day for Units during the period ended June 30, 2012 was June 29, 2012 and for the fiscal year ended December 31, 2011 was December 30, 2011.

Sprott Physical Silver Trust	June 30, 2012

Past Performance

The indicated rates of return are the historical total returns including changes in unit values and assume reinvestment of all distributions in additional units of the Trust. These returns do not take into account sales, redemption, distribution or optional charges or income taxes payable by any unitholder that may reduce returns. Please note that past performance is not indicative of future performance. All rates of returns are calculated based on the Net Asset Value of the units of the Trust.

Year-by-Year Returns

The bar chart below indicates the performance of the Trust units for each of the periods shown, and illustrates how the Trust's performance has changed from period to period. The chart shows, in percentage terms, how much an investment made on the first day of each period would have grown or decreased by the last day of each period.

Summary of Investment Portfolio

As of June 30, 2012

	Ounces	Fair Value per ounce $	Average Cost $	Fair Value $	% of Net Asset Value %

Physical silver bullion	32,878,296	27.48	863,859,393	903,536,679	99.0
Cash and Cash Equivalents				9,545,116	1.1
Other Liabilities				(793,001)	(0.1)

Total Net Asset Value				912,288,794	100.0

This summary of investment portfolio may change due to the ongoing portfolio transactions of the Trust.

Sprott Physical Silver Trust

Unaudited interim financial statements

June 30, 2012

Sprott Physical Silver Trust

Unaudited interim statements of comprehensive income

	For the three months ended June 30, 2012	For the three months ended June 30, 2011	For the six months ended June 30, 2012	For the six months ended June 30, 2011

	$	$	$	$

Income
Unrealized gains/(losses) on silver bullion	(157,528,137)	(66,338,157)	(39,475,513)	84,121,290

	(157,528,137)	(66,338,157)	(39,475,513)	84,121,290

Expenses
Management fees (note 11)	1,100,455	969,631	2,235,872	1,762,613
Bullion storage fees	242,282	134,172	440,320	377,972
Sales Tax	167,214	155,707	313,121	297,164
Legal fees	138,174	2,375	160,375	10,327
Listing and regulatory filing fees	127,266	21,969	153,493	24,435
Audit fees	94,773	26,119	121,404	51,951
General and administrative	54,831	38,188	72,697	51,206
Other expenses	3,437	323	4,102	567
Net foreign exchange losses	1,670	1,760	1,858	4,329
Trustee fees	1,205	1,797	2,081	2,971
Independent Review Committee fees	(3,180)	3,122	9,303	3,928

	1,928,129	1,355,163	3,514,626	2,587,463

Realized gains/(losses) on investments
Net realized losses on investments	–	–	–	–

Net income/(loss) for the period	(159,456,266)	(67,693,320)	(42,990,139)	81,533,827

Other comprehensive income	–	–	–	–

Total comprehensive income/(loss) for the period	(159,456,266)	(67,693,320)	(42,990,139)	81,533,827

Basic and diluted income/(loss) per Unit (note 9)	(1.90)	(1.18)	(0.53)	1.41

The accompanying notes are an integral part of these financial statements.

On behalf of the Manager, Sprott Asset Management LP,
by its General Partner, Sprott Asset Management GP Inc.:

Eric Sprott	Steven Rostowsky
DIRECTOR	DIRECTOR

Sprott Physical Silver Trust

Unaudited interim statements of financial position

	As at June 30, 2012	As at December 31, 2011

	$	$

Assets
Cash (note 6)	9,545,116	557,138
Silver bullion	903,536,679	620,876,086
Prepaid assets	–	252,370

Total assets	913,081,795	621,685,594

Liabilities
Accounts payable	793,001	257,626

Total liabilities	793,001	257,626

Equity
Unitholders' capital	923,301,250	574,970,900
Unit premium and reserves	55,232	2,209
Retained earnings	29,992,711	73,233,658
Underwriting commissions and issue expenses	(41,060,399)	(26,778,799)

Total equity (note 8)	912,288,794	621,427,968

Total liabilities and equity	913,081,795	621,685,594

Total equity per Unit	10.88	10.81

The accompanying notes are an integral part of these financial statements.

Sprott Physical Silver Trust

Unaudited interim statements of changes in equity

	Number of Units outstanding	Unitholders' Capital	Retained Earnings	Underwriting Commissions and Issue Expenses	Unit Premiums and Reserves	Total Equity

		$	$	$	$	$

Balance at December 31, 2010	57,550,000	575,000,000	147,011,229	(26,778,799)	–	695,232,430
Proceeds from issuance of Units (note 8)	–	–	–	–	–	–
Net income for the period	–	–	81,533,827	–	–	81,533,827
Underwriting commissions and issue expenses	–	–	–	–	–	–

Balance at June 30, 2011	57,550,000	575,000,000	228,545,056	(26,778,799)	–	776,766,257

Balance at December 31, 2011	57,497,090	574,970,900	73,233,658	(26,778,799)	2,209	621,427,968
Proceeds from issuance of Units (note 8)	26,450,000	349,140,000	–	–	–	349,140,000
Cost of Redemption of Units (note 8)	(80,965)	(809,650)	(250,808)	–	53,023	(1,007,435)
Net loss for the period	–	–	(42,990,139)	–	–	(42,990,139)
Underwriting commissions and issue expenses	–	–	–	(14,281,600)	–	(14,281,600)

Balance at June 30, 2012	83,866,125	923,301,250	29,992,711	(41,060,399)	55,232	912,288,794

The accompanying notes are an integral part of these financial statements.

Sprott Physical Silver Trust

Unaudited interim statements of cash flows

	For the six months ended June 30, 2012	For the six months ended June 30, 2011

	$	$

Cash flows from operating activities
Net income/(loss) for the period	(42,990,139)	81,533,827
Adjustments to reconcile net income for the period to net cash from operating activities
Unrealized (gains)/losses on silver bullion	39,475,513	(84,121,290)
Net changes in operating assets and liabilities
Decrease in prepaid assets	252,370	–
Decrease in due to broker	–	(34,755,577)
Increase in accounts payable	535,375	152,004

Net cash used in operating activities	(2,726,881)	(37,191,036)

Cash flows from investing activities
Purchase of silver bullion	(322,136,106)	–

Net cash used in investing activities	(322,136,106)	–

Cash flows from financing activities
Proceeds from issuance of Units (note 8)	349,140,000	–
Payments on redemption of Units (note 8)	(1,007,435)	–
Underwriting commissions and issue expenses	(14,281,600)	–

Net cash provided by financing activities	333,850,965	–

Net increase/(decrease) in cash during the period	8,987,978	(37,191,036)
Cash at beginning of period	557,138	41,004,322

Cash at end of period (note 6)	9,545,116	3,813,286

The accompanying notes are an integral part of these financial statements.

Sprott Physical Silver Trust
Notes to the Interim Financial Statements  June 30, 2012

1. Organization of the Trust

Sprott Physical Silver Trust (the "Trust") is a closed-end mutual fund trust created under the laws of the Province of Ontario, Canada, pursuant to a trust agreement dated as of June 30, 2010, as amended and restated as of October 1, 2010 (the "Trust Agreement"). The Trust's initial public offering was priced on October 28, 2010 and closed on November 2, 2010. The Trust is authorized to issue an unlimited number of redeemable, transferable trust units (the "Units"). All issued Units have no par value, are fully paid for, and are listed and traded on the New York Stock Exchange Arca (the "NYSE Arca") and the Toronto Stock Exchange (the "TSX") under the symbols "PSLV" and "PHS.U", respectively.

The investment objective of the Trust is to seek to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical silver bullion without the inconvenience that is typical of a direct investment in physical silver bullion. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical silver bullion and does not speculate with regard to short-term changes in silver prices. The Trust has only purchased and expects only to own "good delivery bars" as defined by the London Bullion Market Association ("LBMA"), with each bar purchased being verified against the LBMA source.

The Trust's registered office is located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1.

Sprott Asset Management LP (the "Manager") acts as the manager of the Trust pursuant to the Trust Agreement and management agreement with the Trust. RBC Dexia Investor Services Trust, a trust company organized under the laws of Canada, acts as the trustee of the Trust. RBC Dexia Investor Services Trust also acts as custodian on behalf of the Trust for the Trust's assets other than physical silver bullion. The Royal Canadian Mint acts as custodian on behalf of the Trust for the physical silver bullion owned by the Trust.

The financial statements of the Trust as at and for the three and six-month periods ended June 30, 2012 were authorized for issue by the Manager on August 13, 2012.

2. Basis of Preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB" or the "Board").

The financial statements have been prepared on a historical cost basis, except for physical silver bullion and financial assets and financial liabilities held at fair value through profit or loss, that have been measured at fair value.

The financial statements are presented in U.S. dollars and all values are rounded to the nearest dollar unless otherwise indicated.

2.1 Summary of Significant Accounting Policies

(i) Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with the Trust's custodian, which is not subject to restrictions.

(ii) Silver bullion

Investments in silver bullion are measured at fair value determined by reference to published price quotations, with unrealized and realized gains and losses recorded in income based on the International Accounting Standards ("IAS") 40 Investment Property fair value model as IAS 40 is the most relevant standard to apply. Investment transactions in physical silver bullion are accounted for on the business day following the date the order to buy or sell is executed.

(iii) Due to broker

Amounts due to broker are payables for physical silver bullion purchased that have been contracted for but not yet delivered as of the reporting date. Refer to accounting policy for Other financial liabilities for recognition and measurement.

(iv) Other financial liabilities

This category includes all financial liabilities, other than those classified at fair value through profit and loss. The Trust includes in this category management fees payable, due to brokers and other accounts payable.

(v) Share Capital

Classification of redeemable units

Redeemable units are classified as equity instruments when:

  •
  The units entitle the holder to a pro rata share of the Trust's net assets in the event of the Trust's liquidation;
  •
  The redeemable units are in the class of instruments that is subordinate to all other classes of instruments;
  •
  All redeemable units in the class of instruments that is subordinate to all other classes of instruments have identical features;
  •
  The redeemable units do not include any contractual obligation to deliver cash or another financial asset other than the holder's rights to a pro rata share of the Trust's net assets; and
  •
  The total expected cash flows attributable to the redeemable units over the life of the instrument are based substantially on the profit or loss, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the Trust over the life of the instrument.

In addition to the redeemable units having all the above features, the Trust must have no other financial instrument or contract that has:

  •
  Total cash flows based substantially on the profit or loss, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the Trust; and
  •
  The effect of substantially restricting or fixing the residual return to the redeemable unitholders.

The Trust continuously assesses the classification of the redeemable units. If the redeemable units cease to have all the features or meet all the conditions set out to be classified as equity, the Trust will reclassify them as financial liabilities and measure them at fair value at the date of reclassification, with any differences from the previous carrying amount recognised in equity.

(vi) Fees and commission expenses

Fees and commission expenses are recognized on an accrual basis.

(vii) Income taxes

In each taxation year, the Trust will be subject to income tax on taxable income earned during the year, including net realized taxable capital gains. However, the Trust intends to distribute its taxable income to unitholders at the end of every fiscal year and therefore the Trust itself would not have any income tax liability.

(viii) Functional and presentation currency

The Trust's functional and presentation currency is the U.S. Dollar. The Trust's performance is evaluated and its liquidity is managed in U.S. Dollars. Therefore, the U.S. Dollar is considered as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

3. Significant Accounting Judgements, Estimates and Assumptions

The preparation of the Trust's financial statements requires the Manager to make judgments, estimates and assumptions that affect the amounts recognized in the financial statements. However, uncertainty about these assumptions and estimates could result in outcomes that may require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Judgements

In the process of applying the Trust's accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognized in the financial statements:

Going Concern

The Trust's management has made an assessment of the Trust's ability to continue as a going concern and is satisfied that the Trust has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt upon the Trust's ability to continue as a going concern. Therefore, the financial statements continue to be prepared on a going concern basis.

Estimation Uncertainty

For tax purposes, the Trust generally treats gains from the disposition of silver bullion as capital gains, rather than income, as the Trust intends to be a long-term passive holder of silver bullion, and generally disposes of its holdings in silver bullion only for the purposes of meeting redemptions and to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

The Trust based its assumptions and estimates on parameters available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Trust. Such changes are reflected in the assumptions when they occur.

4. Certain Relevant Standards, Interpretations and Amendments Issued But Not Yet Effective

Standards issued but not yet effective at the date of the issuance of the Trust's financial statements are listed below.

IFRS 9 Financial Instruments: Classification and Measurement: IFRS 9 as issued reflects the first phase of the Board's work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement, and applies to classification and measurement of financial assets as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2015. The adoption of IFRS 9 is not expected to have a material effect on the classification and measurement of the Trust's financial assets.

In May 2011, the IASB issued the following standard which has not yet been adopted by the Trust: IFRS 13 Fair Value Measurement. The aforementioned new standard is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Trust has started the process of assessing the impact that the new and amended standard will have on its financial statements or whether to early adopt any of the new requirements.

5. Segment Information

For management purposes, the Trust is organized into one main operating segment, which invests in physical silver bullion. All of the Trust's activities are interrelated, and each activity is dependent on the others. Accordingly, all significant operating decisions are based upon an analysis of the Trust as one segment. The financial results from this segment are equivalent to the financial statements of the Trust as a whole. The Trust's operating income is earned entirely in Canada and is primarily generated from its investment in physical silver bullion.

6. Cash and Cash Equivalents

As at June 30, 2012, cash and cash equivalents consisted entirely of cash on deposit.

7. Fair Value of Financial Instruments

As at June 30, 2012, due to the short-term nature of financial assets and financial liabilities recorded at cost, it is assumed that the carrying amount of those instruments approximates their fair value.

8. Unitholders' Capital

The Trust is authorized to issue an unlimited number of redeemable, transferable Trust Units in one or more classes and series of Units. The Trust's capital is represented by the issued, redeemable, transferable Trust units. Quantitative information about the Trust's capital is provided in the statement of changes in equity. Under the Trust Agreement, Units may be redeemed at the option of the unitholder on a monthly basis for physical silver bullion or cash. Units redeemed for physical silver bullion will be entitled to a redemption price equal to 100% of the NAV of the redeemed Units on the last business day of the month in which the redemption request is processed. A unitholder redeeming Units for physical silver bullion will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical silver bullion for Units that are being redeemed and the applicable silver storage in-and-out fees. Units redeemed for cash will be entitled to a redemption price equal to 95% of the lesser of (i) the volume-weighted average trading price of the Units traded on the NYSE Arca, or, if trading has been suspended on the NYSE Arca, on the TSX for the last five business days of the month in which the redemption request is processed and (ii) the NAV of the redeemed Units as of 4:00 p.m., Eastern Standard time, on the last business day of the month in which the redemption request is processed.

When Units are redeemed and cancelled and the cost of such Units is either above or below their stated or assigned value, the cost is allocated to unitholders' capital in an amount equal to the stated or assigned value of the Units and any difference is allocated to the Unit premiums and reserves account. For the period ended June 30, 2012, the Trust issued 26,450,000 Units and redeemed 80,965 Units.

Net Asset Value

Net Asset Value ("NAV") is defined as the Trust's net assets (fair value of total assets less fair value of total liabilities, excluding all liabilities represented by outstanding Units, if any) calculated using the value of physical silver bullion based on the end-of-day price provided by a widely recognized pricing service.

Capital management

As a result of the ability to issue, repurchase and resell Units of the Trust, the capital of the Trust as represented by the Unitholders' capital in the statement of financial position can vary depending on the demand for redemptions and subscriptions to the Trust. The Trust is not subject to externally imposed capital requirements and has no legal restrictions on the issue, repurchase or resale of redeemable Units beyond those included in the Trust Agreement. The Trust may not issue additional Units except (i) if the net proceeds per Unit to be received by the Trust are not less than 100% of the most recently calculated NAV immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution.

The Trust's objectives for managing capital are:

  •
  To invest and hold substantially all of its assets in physical silver bullion; and
  •
  To maintain sufficient liquidity to meet the expenses of the Trust, and to meet redemption requests as they arise.

Refer to "Financial risk management objectives and policies" (Note 10) for the policies and procedures applied by the Trust in managing its capital.

9. Earnings Per Unit

Basic earnings per unit ("EPU") is calculated by dividing the net income for the period attributable to the Trust's unitholders by the weighted average number of units outstanding during the period.

The Trust's diluted EPU is the same as basic EPU, since the Trust has not issued any instruments with dilutive potential.

	For the three months ended June 30, 2012	For the six months ended June 30, 2012	For the three months ended June 30, 2011	For the six months ended June 30, 2011

Net income/(loss) for the period attributable to the Trust's redeemable units	$(159,456,266)	$(42,990,139)	$(67,693,320)	$81,533,827

Weighted average number of redeemable units outstanding	83,866,125	81,245,636	57,500,000	57,500,000

Basic and diluted income/(loss) per redeemable unit	$(1.90)	$(0.53)	$(1.18)	$1.41

10. Financial Risk and Management Objectives and Policies

Introduction

The Trust's objective in managing risk is the creation and protection of unitholder value. Risk is inherent in the Trust's activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. The process of risk management is critical to the Trust's continuing profitability. The Trust is exposed to market risk (which includes price risk, interest rate risk and currency risk), credit risk and liquidity risk arising from the silver bullion that it holds. Only certain risks of the Trust are actively managed by the Manager, as the Trust is a passive investment company. The risks are managed in accordance with the Trust's offering documents.

Risk management structure

The Trust's Investment Manager is responsible for identifying and controlling risks.

Risk mitigation

The Trust has investment guidelines that set out its overall business strategies, its tolerance for risk and its general risk management philosophy.

The discussion below clarifies the Trust's management of various risks:

Excessive risk concentration

The Trust's risk is concentrated in the value of physical silver bullion, whose value constitutes 99.0% of total equity as at June 30, 2012 (99.9% as at December 31, 2011).

Price risk

Price risk arises from the possibility that changes in the market price of the Trust's investments, which consist almost entirely of silver bullion, will result in changes in fair value of such investments.

If the market value of silver increased by 1%, with all other variables held constant, this would have increased comprehensive income by approximately $9.0 million (December 31, 2011: $6.2 million); conversely, if the value of silver bullion decreased by 1%, this would have decreased comprehensive income by the same amount.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Trust does not hedge its exposure to interest rate risk as that risk is minimal.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in changes in carrying value. The Trust's assets, substantially all of which consist of an investment in silver bullion, are priced in U.S. dollars. Some of the Trust's expenses are payable in Canadian dollars. Therefore, the Trust is exposed to currency risk, as the value of its liabilities denominated in Canadian dollars will fluctuate due to changes in exchange rates. Most of such liabilities, however, are short term in nature and are not significant in relation to the net assets of the Trust, and, as such, exposure to foreign exchange risk is limited. The Trust does not enter into currency hedging transactions.

As at June 30, 2012, $495,907 (December 31, 2011: $262,103) of the Trust's liabilities were denominated in Canadian dollars.

Credit risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. The Trust primarily incurs credit risk when entering into and settling silver bullion transactions. It is the Trust's policy to only transact with reputable counterparties. The Manager closely monitors the creditworthiness of the Trust's counterparties, such as bullion dealers, by reviewing their financial statements, when available, regulatory notices and press releases. The Trust seeks to minimize credit risk relating to unsettled transactions in silver bullion by only engaging in transactions with bullion dealers with high creditworthiness. The risk of default is considered minimal, as payment for silver bullion, is only made against the receipt of the bullion by the custodian.

Liquidity risk

Liquidity risk is defined as the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities and redemptions. Liquidity risk arises because of the possibility that the Trust could be required to pay its liabilities earlier than expected. The Trust is also subject to redemptions for both cash and silver bullion on a regular basis. The Trust manages its obligation to redeem units when required to do so and its overall liquidity risk by only allowing for redemptions monthly, which require 15-day advance notice to the Trust. The Trust's liquidity risk is minimal, since its primary investment is physical silver bullion, which trades in a highly liquid market. All of the Trust's financial liabilities, including due to brokers, accounts payable and management fees payables have maturities of less than three months.

11. Related Party Disclosures

The following parties are considered related parties to the Trust:

Investment Manager – Sprott Asset Management LP

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.45% of the value of net assets of the Trust (determined in accordance with the Trust Agreement) plus any applicable Canadian taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month. Total management fees for the period from April 1, 2012 to June 30, 2012 amounted to $1,100,455 compared to $969,631 for the same period in 2011. Total management fees for the period from January 1, 2012 to June 30, 2012 amounted to $2,235,872 compared to $1,762,613 for the same period in 2011.

Ownership and Other

As at June 30, 2012, the Trust's related parties included, Eric Sprott, CEO and Chief Investment Officer of the Manager, the Sprott Foundation, a charitable organization established by Mr. Sprott's family, and Sprott Inc., the parent company of the Manager. The Sprott Foundation owned 6.13% of the units of the Trust and Sprott Inc. owned 0.49% of the units of the Trust.

All related party transactions were made at arm's length on normal commercial terms and conditions. There have been no other transactions between the Trust and its related parties during the reporting period.

12. Independent Review Committee ("IRC")

In accordance with National Instrument 81-107, Independent Review Committee for Investment Funds ("NI 81-107"), the Manager has established an IRC for a number of funds managed by it, including the Trust. The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager is subject when managing certain funds, including the Trust. The IRC is composed of three individuals, each of whom is independent of the Manager and all funds managed by the Manager, including the Trust. Each fund subject to IRC oversight pays a share of the IRC member fees, costs and other fees in connection with operation of the IRC. The IRC reports annually to unitholders of the funds subject to its oversight on its activities, as required by NI 81-107.

13. Soft Dollar Commissions

There were no soft dollar commissions for the three and six-month periods ended June 30, 2012 or the three and six-month periods ended June 30, 2011.

14. Personnel

The Trust did not employ any personnel during the period, as its affairs were administered by the personnel of the Manager and/or the Trustee, as applicable.

15. Events After the Reporting Period

On August 2, 2012, the Trust announced that it had completed an offering of 19,926,752 transferable, redeemable units of the Trust at a price of $11.05 per unit. This includes an exercise of the over-allotment option by the underwriters. The gross proceeds of these offerings were $220.2 million.

There were no other material events after the reporting period.

Corporate Information

Head Office

Sprott Physical Silver Trust
Royal Bank Plaza, South Tower
200 Bay Street
Suite 2700, PO Box 27
Toronto, Ontario M5J 2J1
Telephone: (416) 203-2310
Toll Free: (877) 403-2310
Email: ir@sprott.com

Auditors

Ernst & Young LLP
Ernst & Young Tower
P.O. Box 251, 222 Bay Street
Toronto-Dominion Centre
Toronto, Ontario M5K 1J7

Legal Counsel

Heenan Blaikie LLP
P.O. Box 2900, Suite 2900
333 Bay Street
Bay Adelaide Centre
Toronto, Ontario Canada M5H 2T4

Seward & Kissel LLP
1200 G Street N.W.
Washington, DC 20005

QuickLinks

  Exhibit 99.1